The Vantagepoint Funds
Amended and Restated Multiple Class (Rule 18f-3) Plan
This Amended and Restated Multiple Class (Rule 18f-3) Plan (the “Plan”) has been adopted by a majority of the Directors of The Vantagepoint Funds (the “Fund”), including a majority of the Directors who are not “interested persons” of the Fund (as that term is defined in the Investment Company Act of 1940 (the “Act”)), on behalf of the series of shares of the Fund listed on Exhibit A hereto (each a “Series”).
I.	Introduction
The Fund is an open-end, diversified, no-load management investment company registered under the Act. Vantagepoint Investment Advisers, LLC acts as investment adviser to the Fund pursuant to written investment advisory agreements with the Fund.
This Plan describes the class structure of the Series, the separate shareholder eligibility requirements and service arrangements for each class of shares, and the methodology for allocating expenses to each class. The classes established for and offered by each Series are set out on Exhibit A hereto. The term “shares,” “Series,” and “class” shall have the meanings ascribed to those terms set forth in the Fund’s Agreement and Declaration of Trust (as amended from time to time). The term “shareholder” refers to the record holder or other direct or omnibus account holder of shares of a Series.
Historical Note:
Prior to the effective date of this amended Plan, each Series, except the Vantagepoint Index Series (“Index Series”), had only one share class. The Board of Directors of the Fund (the “Board”) has designated the original share class of the Model Portfolio and Milestone Series as Investor M shares; the original share class of the Diversifying Strategies Series as “T” shares (which has a lower transfer agency fee than was previously imposed); and the original share class of the other Series (except the Index Series) as “Investor” shares.
Prior to the effective date of this amended Plan, the Index Series had two share classes called Class I and Class II shares. This amended Plan retains these two share classes for the Index Series, and adds T shares.1
II.	Share Classes
The share classes offered within the Fund complex are:
•	Class I and Class II shares (Index Series only)

•	T shares (other than the Model Portfolio and Milestone Series)

•	Investor shares (other than the Diversifying Strategies Series, the Index Series, the Model Portfolio Series and the Milestone Series)

•	Investor M and TM shares (Model Portfolio and Milestone Series only)
Exhibit A lists each Series and its share classes.
Each share class of a Series represents beneficial interests in the same portfolio of investments of that Series, and is identical in all respects to each other class, except as set forth in this Plan.

[1]	The eligibility requirements for Class I and Class II shares of the Index Series were modified slightly in light of the addition of T shares (and the eligibility requirements for that new share class, as described below).

III.	Shareholder Eligibility
As of the date of this Plan, the Fund has not established a Rule 12b-1 plan or a shareholder servicing plan for any Series. However, each class will be distinguishable based on the different shareholder eligibility requirements for each class, as follows:
A.	T Shares

T shares of each Series are available for purchase only by: (i) VantageTrust;[2] (ii) other common trust funds, collective investment funds or similar pooled investment vehicles established or maintained by the Trust Company or affiliated persons of it or of ICMA-RC; (iii) insurance company separate accounts in which VantageTrust or a vehicle described in (ii) above invests; and (iv) other Series (as indicated on Exhibit A), each as permitted pursuant to the terms and conditions of the Fund’s then-current prospectus.[3] No minimum investment or account size is imposed. As a result of the eligibility requirements for T shares, each Series’ T share class is expected to have a limited number of shareholder accounts.

T shares may not be established for or offered by any Model Portfolio or Milestone Series.
B.	Investor Shares

Investor shares of a Series are available for purchase by any investor that does not qualify for investment in T shares (i.e., direct investors) and is otherwise permitted to invest in that Series pursuant to the terms and conditions of the Fund’s then-current prospectus. No minimum investment or account size is imposed.

As a result of the broader eligibility requirements for Investor shares, the Investor class of each Series is expected to have more shareholder accounts as compared to T shares. For example, holders of Investor shares are likely to include, among others, Qualified IRAs, RHS plans, EIP accounts and certain other government retirement plans.

Investor shares may not be established for or offered by any Model Portfolio or Milestone Series.
C.	Investor M and TM Shares (Model Portfolio and Milestone Series Only)

Investor M and TM shares are offered only by the Vantagepoint Model Portfolio and Milestone Series. Investor M shares have the same eligibility requirements as Investor shares described above. TM shares have the same eligibility requirements as T shares described above, except for category (iv). No minimum investment or account size is imposed. As a result of the eligibility requirements for TM shares, each Series’ TM share class is expected to have only a limited number of shareholder accounts. As a result of the broader eligibility requirements for Investor M shares, the Investor M class of each Series is expected to have more shareholder accounts as compared to TM shares. For example, shareholders of Investor M shares are likely

[2]	VantageTrust is a group trust established and maintained by VantageTrust Company, LLC (the “Trust Company”) to provide for the commingled investment of assets of state and local government qualified retirement and deferred compensation plans. VantageTrust consists of a number of collective trust funds (“VantageTrust funds”), certain of which invest substantially all of their assets in a corresponding Series. ICMA Retirement Corporation (“ICMA-RC”) acts as investment adviser to the Trust Company. The Trust Company is a New Hampshire non-depository trust company and wholly-owned subsidiary of ICMA-RC.

[3]	For example, investors in a Series generally may include, but are not limited to: (i) employee benefit plans of state and local governments and their agencies and instrumentalities (including retirement and deferred compensation plans established under Section 401 or 457 of the Internal Revenue Code of 1986, as amended) (“government retirement plans”); (ii) individual retirement accounts (“IRAs”) of employees of state and local governments and the IRAs of other persons having a familial or other close relationship to those public sector employees (“Qualified IRAs”); (iii) VantageCare Retirement Health Savings Plan (“RHS plans”); (iv) 529 college savings plans; (v) certain tax-exempt or not-for-profit entities; (vi) Fund directors; (vii) VantageCare RHS Employer Investment Program (“EIP”) accounts; (viii) VantageTrust; and (ix) ICMA-RC and its affiliates. Also, investors in the Diversifying Strategies Series are limited to the Model Portfolio and Milestone Series.

to include, among others, Qualified IRAs, RHS plans, EIP accounts and certain other government retirement plans.
D.	Class I and Class II Shares (Index Series Only)

Class I and Class II shares are offered only by the Index Series.[4]

Class I shares are available to IRAs and other individual accounts and to any public sector employee benefit plan(s) sponsored by a public employer (i) having total assets of less than $20 million administered by ICMA-RC and (ii) investing in the applicable Index Series directly.

Class II shares are available to public sector employee benefit plan(s) that invest directly in an Index Series and that are sponsored by a public employer or other account that utilizes ICMA-RC’s electronic platform for information and transaction processing. Further, the plan must have (i) total assets in excess of $20 million administered by ICMA-RC or (ii) other qualifying characteristics as described below and in Exhibit B hereto. All public sector employee benefit plans sponsored by the same or a related public employer may be aggregated for purposes of qualifying for Class II shares.

Other public sector employee benefit plans with average account balances or other features that are expected to afford the Index Series with certain economies of scale or other cost savings with respect to the servicing of their accounts, and certain Individual Retirement Accounts known as “deemed (or Sidecar) IRAs”, may also qualify for Class II shares as determined in accordance with guidelines approved by the Board of Directors from time to time listed on Exhibit B.

It is expected that the investors to whom Class II shares are available will require fewer account-based services[5] than investors in Class I shares and, therefore, afford certain economies of scale or other cost savings with regard to the servicing of shareholder accounts of the Index Series.
IV.	Service Arrangements

The transfer agency and related shareholder and administrative service arrangements for each class differ, as described below.
A.	Investor Shares

Due to the differences in shareholder eligibility requirements for Investor and T shares, it is expected that Investor class shares will be held by more shareholder accounts as compared to T class shares, including accounts with lower average balances than T shares. As a result, it is anticipated that the aggregate amount and level of services provided by the Series to Investor class shareholder accounts under the transfer agency and administrative services agreement between the Fund and Vantagepoint Transfer Agents, LLC (the “Transfer Agency Agreement”) will materially differ or exceed the amount and level of such services for T shares. In addition, T class shareholder accounts are expected over time to have higher average balances as compared to Investor class shareholder accounts.

Further, holders of Investor shares (e.g., IRAs, RHS plans and other government plans) will receive participant level recordkeeping, administrative and other services, as well as certain

[4]	There are 5 Index Series: Overseas Equity Index Fund, Mid/Small Company Index Fund, Broad Market Index Fund, 500 Stock Index Fund and Core Bond Index Fund. Originally, public sector employee benefit plans could indirectly invest in Class I and Class II shares through the VantageTrust. With the addition of T shares, this type of eligibility was removed for Class I and Class II shares.

[5]	“Account-based services” for purposes of this Plan related to the Index Series refer to services provided on a per account basis to the Index Series. Such services include plan and participant level recordkeeping activities, including: contribution processing, disbursements processing, tax reporting, records management, statement reporting and mailing, responding to plan and participant level inquiries via telephone and internet, and field support and communications.

services that apply only to plan shareholders, e.g., participant transaction recordkeeping, processing and notification, participant tax reporting, forfeiture processing and reporting, issuance of annual or quarterly plan service reports, records management for plans and participants, participant account statement reporting and delivery, retirement plan reporting, responding to inquiries from participants via telephone and internet, and education and communications for plans and participants (collectively, “Participant and Retirement Plan Services”).

Because of these servicing differences, Investor shares are subject to higher transfer agency fees under the Transfer Agency Agreement as compared to T shares.
B.	T Shares

Due to the anticipated higher average account balances of T class shareholders, it is expected that T shares will be held by fewer investors than Investor shares. As a result, it is anticipated that the aggregate amount and level of services that are provided to investors in T shares will materially differ or be less than the amount of such services provided to Investor shares. Further, unlike Investor class shareholder accounts, T class shareholder accounts will receive no Participant and Retirement Plan Services. Because of these servicing differences, T shares are subject to lower transfer agency fees under the Transfer Agency Agreement as compared to Investor Shares.
C.	Investor M and TM Shares (Model Portfolio and Milestone Series Only)

The service differences between Investor M and TM shares are the same as those described above for Investor shares and T shares. However, there are certain service differences between Investor and Investor M shares, and between T and TM shares. The Model Portfolio and Milestone Series` investments in the underlying Series provide certain savings to the underlying Series. This results from the elimination of numerous separate shareholder accounts that would otherwise require servicing which, in the absence of the Model Portfolio and Milestone Series, would have been invested directly in the underlying Series. This reduces transfer agency and related shareholder servicing and related costs. The savings to the underlying Series generated by the Model Portfolio and Milestone Series is recognized through a lower transfer agency fee for Investor M and TM shares, which applies the benefit of these savings to the Model Portfolio and Milestone Series shareholders that are generating it, rather than to all T class shareholders of the underlying Series. Savings also result from certain differences in the servicing needs of the Model Portfolio and Milestone Funds as shareholders in the underlying Series (e.g., the Model Portfolio and Milestone Funds generally require no supervision with respect to securities lending activities, and significantly fewer telephone support, internet site similar shareholder and related services).

Because of these servicing differences, Investor M and TM shares have lower transfer agency fees under the Transfer Agency Agreement than Investor and T shares, respectively.
D.	Class I and II Shares (Index Series Only)

Class I and Class II shares are offered only by the Index Series.

It is expected that Class I shares will be held by more investors, including investors having lower average account balances, than Class II shares. It is anticipated that the aggregate amount and level of account-based services that are provided to Class I shares will materially exceed the amount of such services for Class II shares.

Due to the higher plan assets and/or anticipated higher average account balances of Class II investors, it is expected that Class II shares will be held by fewer investors than Class I shares. As a result, it is anticipated that the aggregate amount and level of account-based services that are provided to investors in Class II shares will be materially less than the amount of such services provided to Class I shares. These cost savings are reflected in lower transfer agency fees paid by Class II shares as compared to Class I shares under the Transfer Agency Agreement.
V.	Exchanges and Conversions
A.	Exchanges

Shares of any class of any Series may be exchanged for shares of any class of the same or any other Series, provided such exchanges are permitted by the Act and provided that any and all shareholder eligibility requirements for the relevant class[6] and Series[7] are satisfied by the holder of those shares, and provided further that Class II shares of an Index Series may not be exchanged for Class I shares of that or any other Index Series, except as described under “Conversion Features” below.
B.	Conversion Features

Each Index Series will convert Class I shares into Class II shares effective the first day of the quarter following the quarter during which, based on asset levels at the end of the most recently completed quarter, an investor meets the eligibility requirements set out above. Any such conversion will be preceded by written notice to the investor and will be effected on the basis of the relative net asset values of Class I shares and Class II shares of the applicable Index Series without the imposition of any sales load, fee or other charge.

Each Index Series may convert Class II shares into Class I shares if an investor no longer meets the eligibility requirements set out above. Any such conversion will be preceded by written notice to the investor and will be effected on the basis of the relative net asset values of Class I shares and Class II shares of the applicable Index Series without the imposition of any sales load, fee or other charge.

Except as provided above, there are no conversion features for the share classes of the Series.
VI.	Expense Allocations[8]
A.	Class Specific Expenses[9]
1.	Transfer Agency Fees

Expenses associated with the provision of transfer agency and related shareholder and administrative services with respect to each Series will be allocated between each share class of that Series on the basis of the amount of expenses actually incurred by such share class. This allocation of expenses is reflected in the differing transfer agency fees under the Transfer Agency Agreement.

2.	Shareholder Communication Expenses

Expenses associated with producing, printing and distributing shareholder reports, proxy materials and other communications to existing shareholders of a particular class of a Series will be allocated to such share class of such Series.

[6]	See, for example, the shareholder eligibility requirements described above.

[7]	For example, the Diversifying Strategies Series is available for investment only by the Model Portfolio and Milestone Series.

[8]	Expense allocations apply only to those Series that offer two or more share classes to investors.

[9]	These expenses generally include expenses that can be directly attributed to a particular share class or that are incurred for the primary benefit of a particular share class.

3.	Other Expenses

The following additional expenses will be allocated to the share class for which they are incurred: legal, auditing or accounting fees and related expenses attributable to matters solely affecting a particular class and directors’ fees and related meeting expenses for any Board of Directors or Board Committee meeting relating solely to matters affecting a particular class. All other expenses will be treated as Series Expenses and allocated as described below.
B.	Series Expenses[10]
1.	Asset Management Expenses

Expenses associated with management of each Series’ assets (e.g., all investment advisory fees) will be allocated between each share class of that Series (as applicable), on the basis of the relative net assets of each share class.

2.	Other Series Expenses

Any other Series expenses (e.g., tax preparation, custody, legal, accounting/audit, and directors’ fees and expenses, and expenses associated with producing, printing and distributing shareholder communications to existing shareholders) will be allocated between each share class of the relevant Series on the basis of the relative net assets of each share class.
VII.	Allocation of Income, Gains and Losses

Income, gains and losses of each Series that has more than one share class will be allocated between or among share classes on the basis of the relative net assets of each share class. As a result of differences in allocated expenses, it is expected that the net income of, and dividends payable to, each class of shares will vary. Dividends and distributions paid to each class of shares of each Series will be calculated in the same manner, on the same day, and at the same time.

VIII.	Voting and Other Rights

Each share class will have: (i) exclusive voting rights on any matter submitted to shareholders that relates solely to its service arrangements; (ii) separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of the other class; and (iii) in all other respects the same rights, obligations and privileges as each other, except as described in this Plan.

IX.	Amendments

All material amendments to this Plan must be approved by a majority of the Directors of the Fund, including a majority of the Directors who are not “interested persons” of the Fund (as that term is defined in the Act).

Last amended: September 28, 2012

Effective date: March 1, 2013

[10]	These expenses generally include all the expenses of a Series, other than the class-specific expenses as described above.

Exhibit A
Series and Share Classes

Vantagepoint Model Portfolio and Milestone Series*	Investor M Shares	TM Shares
Vantagepoint Milestone Retirement Income Fund	Yes	Yes
Vantagepoint Milestone 2010 Fund	Yes	Yes
Vantagepoint Milestone 2015 Fund	Yes	Yes
Vantagepoint Milestone 2020 Fund	Yes	Yes
Vantagepoint Milestone 2025 Fund	Yes	Yes
Vantagepoint Milestone 2030 Fund	Yes	Yes
Vantagepoint Milestone 2035 Fund	Yes	Yes
Vantagepoint Milestone 2040 Fund	Yes	Yes
Vantagepoint Milestone 2045 Fund	Yes	Yes
Vantagepoint Milestone 2050 Fund	Yes	Yes
Vantagepoint Model Portfolio Savings Oriented Fund	Yes	Yes
Vantagepoint Model Portfolio Conservative Growth Fund	Yes	Yes
Vantagepoint Model Portfolio Traditional Growth Fund	Yes	Yes
Vantagepoint Model Portfolio Long-Term Growth Fund	Yes	Yes
Vantagepoint Model Portfolio All-Equity Growth Fund	Yes	Yes

*	The Vantagepoint Milestone and Model Portfolio Series are permitted to invest in T shares of other Series. The Milestone and Model Portfolio Series may not establish or offer Investor or T shares. Instead, the Milestone and Model Portfolio Series offer Investor M and TM shares.

Vantagepoint Actively-Managed Series	Investor Shares	T Shares
Vantagepoint Low Duration Bond Fund	Yes	Yes
Vantagepoint Inflation Protected Securities Fund	Yes	Yes
Vantagepoint Equity Income Fund	Yes	Yes
Vantagepoint Growth & Income Fund	Yes	Yes
Vantagepoint Growth Fund	Yes	Yes
Vantagepoint Select Value Fund	Yes	Yes
Vantagepoint Aggressive Opportunities Fund	Yes	Yes
Vantagepoint Discovery Fund	Yes	Yes
Vantagepoint International Fund	Yes	Yes
Vantagepoint Diversifying Strategies Fund	No**	Yes

**	This Series is currently available for purchase only by Vantagepoint Model Portfolio and Milestone Funds. Therefore, this Series offers only T shares at this time.

Vantagepoint Index Series	T Shares	Class I Shares	Class II Shares
Vantagepoint Core Bond Index Fund	Yes	Yes	Yes
Vantagepoint 500 Stock Index Fund	Yes	Yes	Yes
Vantagepoint Broad Market Index Fund	Yes	Yes	Yes
Vantagepoint Mid/Small Company Index Fund	Yes	Yes	Yes
Vantagepoint Overseas Equity Index Fund	Yes	Yes	Yes

EXHIBIT B
ADDITIONAL ELIGIBILITY GUIDELINES FOR
CLASS II SHARES OF THE INDEX SERIES
In addition to the eligibility requirements listed in the Plan, plans that have the following characteristics and/or other features described below may be eligible for Class II shares of the Index Series.
1.	Plans having a combination of plan asset size and average participant account balance size as described in the table below, either individually or in the aggregate with other plans sponsored by the same or a related public employer may be offered Class II shares of the Index Series:

Plan Assets	Average Participant Balance
$20,000,000	N/A
$10,000,000	$30,000
$5,000,000	$40,000
2.	Plans that (a) do not require significant customization for account-based services (as described in this Plan) and (b) meet one or more of the following criteria, may be eligible for Class II shares of the Index Series:
(i)	there is a reasonable expectation that the plan will meet the eligibility requirements described in this Plan including the guidelines listed in this Exhibit B within an 18-month period;

(ii)	the plan agrees to contract terms with ICMA-RC that ensure that the Class II shares of the Index Series will be offered to participants for a multi-year period and/or in an exclusive arrangement where ICMA-RC is the sole provider of retirement services;

(iii)	the plan offers significant economies to Vantagepoint Transfer Agents, LLC, including reduced field support, contribution processing, telephone support, or reduced communications; or

(iv)	the plan has average participant account balances greater than or equal to $50,000.